As filed with the Securities and Exchange Commission on March 24, 2004

Registration No. 333-111284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CKE RESTAURANTS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	33-0602639
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6307 Carpinteria Avenue, Suite A
Carpinteria, California 93013
(805) 745-7500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew F. Puzder
President and Chief Executive Officer
CKE Restaurants, Inc.
6307 Carpinteria Avenue, Suite A
Carpinteria, California 93013
(805) 745-7500
(Name, address, including zip code, and telephone number, including area code, of agent, for service)

COPIES TO:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth, a Professional Corporation
660 Newport Center Drive
Newport Beach, California 92660
(949) 725-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after this Registration Statement is declared effective.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Amount of
of Securities to be Registered	Registered	Per Unit	Price	Registration Fee

4% Convertible Subordinated Notes due 2023	$105,000,000	100% (1)	$105,000,000 (1)	$8,495 (2)

Common Stock, $0.01 par value	11,811,025 (3)	(3)	(3)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

(2)	Paid on December 18, 2003.

(3)	Registered hereunder also are an indeterminate number of common shares issuable upon conversion of the notes. The notes are initially convertible into shares of common stock at a conversion rate of 112.4859 shares of common stock per $1,000 original amount of notes (equivalent to an initial conversion price of approximately $8.89 per share), subject to adjustments under certain circumstances. Thus, initially the number of shares of common stock issuable upon conversion of the notes is approximately 11,811,025. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

           Information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated March 24, 2004

CKE Restaurants, Inc.

$105,000,000

4% Convertible Subordinated Notes due 2023 and

11,811,025 Shares of Common Stock Issuable Upon Conversion of the Notes

          This prospectus relates to (1) $105,000,000 original principal amount of 4% Convertible Subordinated Notes Due 2023 of CKE Restaurants, Inc., a Delaware corporation, and (2) 11,811,025 shares of our common stock, par value $0.01 per share, issuable upon conversion of the notes.

          We originally issued the notes in a private placement in September 2003. Selling securityholders may use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes. We will not receive any proceeds from sales by selling securityholders.

          We will pay cash interest at the rate of 4% per year on the original principal amount from September 29, 2003, or from the most recent date to which interest has been paid or provided for, until October 1, 2023. During such period, interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2004, unless the notes are earlier redeemed, repurchased or converted. The notes will mature on October 1, 2023, unless earlier redeemed, repurchased or converted.

          Holders may convert all or a portion of their notes into shares of our common stock prior to stated maturity under the following circumstances: (1) at any time until maturity starting with the first day of any calendar quarter commencing after December 31, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 110% of the conversion price per share of common stock on such last day of the prior calendar quarter; (2) during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 principal amount of the notes was less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 principal amount of the notes; (3) during any period in which the notes are rated below certain levels by Standard & Poor’s or Moody’s, or if the notes are no longer rated by either one of these ratings services, or if the ratings for the notes have been withdrawn or suspended by either one of these ratings services; (4) if the notes have been called for redemption; or (5) upon the occurrence of specified corporate transactions described in this prospectus. The initial conversion rate will be 112.4859 shares of our common stock per $1,000 original principal amount of the notes. The conversion rate will be subject to adjustment in some events.

          We may not redeem the notes before October 1, 2008. On or after that date, we may redeem all or a portion of the notes for cash at the redemption prices described in this prospectus.

          The notes will be our unsecured obligations and will be subordinated in right of payment to all of our senior indebtedness. On October 1 of 2008, 2013 and 2018, holders of the notes will have the right to require us to repurchase all or a portion of their notes at the prices described in this prospectus.

          Our common stock is quoted on the New York Stock Exchange under the symbol “CKR.” The last reported sale price of our common stock on March 23, 2004 was $8.78 per share.

          Investing in the notes or shares of common stock involves risks. See “ Risk Factors” beginning on page 8.

          Neither the Securities and Exchange Commission nor any state securities commission, nor any other federal or state regulatory authority, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

          We have not authorized anyone to give any information or make any representation about the offering that is different from, on in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitation of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

i

SUMMARY

          Our fiscal year ends on the last Monday in January in each year. In this prospectus, we refer to the fiscal years by reference to the calendar year in which they end (e.g., the fiscal year ended January 27, 2003, is referred to as “fiscal 2003”). Note that fiscal 2000 includes 53 weeks, while fiscal 1999, 2001, 2002 and 2003 each includes 52 weeks.

Company Overview

          We own, operate, franchise and license approximately 3,258 quick-service restaurants, which are referred to in our industry as QSR’s, primarily under the brand names Carl’s Jr.®, Hardee’s® and La Salsa Fresh Mexican Grill®. According to the June 30, 2003 issue of Nation’s Restaurant News, our Hardee’s and Carl’s Jr. chains are the tenth and eleventh largest sandwich restaurant chains in the U.S., respectively, based on U.S. system-wide foodservice sales. Our system-wide restaurant portfolio at November 3, 2003 consisted of:

	Carl’s Jr.	Hardee’s	La Salsa	Other	Total

Company-operated	440	721	60	4	1,225
Franchised and licensed	563	1,413	40	17	2,033

Total	1,003	2,134	100	21	3,258

          Carl’s Jr. The first Carl’s Jr. restaurant was opened in 1956. Our Carl’s Jr. restaurants are located predominantly in the Western United States. Carl’s Jr. restaurants offer superior food quality, a diverse menu focused on burgers, premium dining selections at reasonable prices and attentive customer service to create a quality dining experience for its customers. Approximately 20% of Carl’s Jr. restaurants are dual-branded with Green Burrito. Typically, dual-branded Carl’s Jr. restaurants have both higher sales and profits. Carl’s Jr. is predominantly a lunch and dinner concept, with approximately 88% of Carl’s Jr. company-operated restaurant revenues coming from the lunch and dinner portion of its business.

          Hardee’s. The first Hardee’s restaurant was opened in 1960. Our Hardee’s restaurants are located predominantly in the Southeastern and Midwestern United States. Hardee’s restaurants offer quality food in generous portions at moderate prices. Historically, Hardee’s has been a place for breakfast, with approximately 44% of company-operated revenues derived from that portion of its business. In early 2003, we restructured our lunch/dinner menu, which now features large Angus beef ThickburgersTM and chicken sandwiches. Hardee’s breakfast menu is largely unchanged, featuring such items as Made From Scratch 2 biscuits and biscuit breakfast sandwiches. The new menu gives Hardee’s the opportunity to grow the lunch and dinner portion of its business.

          La Salsa. We acquired La Salsa on March 1, 2002, when we acquired Santa Barbara Restaurant Group, Inc., or SBRG. Our La Salsa restaurants are located predominantly in California, and are quality, fast-casual restaurants featuring traditional Mexican food items including tacos, burritos, enchiladas and salads. We believe that our presence in the high-growth, fast-casual segment provides us with an attractive growth opportunity.

          We are incorporated in the State of Delaware. Our principal offices are located at 6307 Carpinteria Avenue, Suite A, Carpinteria, California, 93013. Our general website address is www.ckr.com. Information contained in our website is not deemed to be a part of this prospectus.

Competitive Strengths

          The QSR industry is highly competitive. In order to maintain or increase their sales, a number of our major competitors have discounted their menu items and promoted these discounted “value items.” By contrast, we have developed and implemented a strategy to differentiate our Carl’s Jr. and Hardee’s brands from our competitors that includes the following elements:

•	promotion of premium, great tasting products such as Carl’s Jr.’s The Six Dollar BurgerTM and Hardee’s Thickburgers and Big Chicken Sandwich;

•	installation of gas-fired charbroilers in all of our restaurants to improve taste, operations and food safety; and

•	implementation of a program to focus on the essentials of restaurant operations — quality, service and cleanliness.

Carl’s Jr. and Hardee’s further differentiate themselves from their competitors by preparing their products to order and according to exacting standards, so that customers receive hot and fresh food, and by offering their customers the convenience of table service once the order is placed.

          Carl’s Jr. Carl’s Jr. is a well-recognized brand that continues to perform well. The brand focuses on selling its signature products, such as the Super Star® hamburger, and on developing innovative new premium products, such as The Six Dollar Burger, Chicken Breast Strips and Chili Burgers, to attract what we characterize as the “young, hungry guy.” Carl’s Jr.’s focus on this customer type is enhanced through edgy, breakthrough advertising and high visibility sports sponsorships with professional sports teams in its major markets, including the National Basketball Association’s Los Angeles Lakers and Sacramento Kings and Major League Baseball’s Los Angeles Dodgers, San Francisco Giants and Anaheim Angels. While we continue to build new Carl’s Jr. restaurants, most of the brand’s growth has come from its strong franchise community and its dual branding opportunities with our Green Burrito® brand.

          Hardee’s. Hardee’s is in the midst of a turnaround program which is targeted at improving Hardee’s same-store sales and returning the Hardee’s brand to prominence in the QSR sector. The key elements of the turnaround program are to:

•	improve restaurant operations by streamlining the menu and returning to restaurant fundamentals — quality, service and cleanliness;

•	remodel Hardee’s restaurants to the “Star Hardee’s” format and upgrade the condition of the facilities so that our customers enjoy comfortable surroundings and a pleasant dining experience;

•	transform Hardee’s from a discount variety brand to a premium product brand that appeals to what we believe to be our industry’s most attractive demographic segment, 18-to 35-year old males; and

•	grow the lunch and dinner portion of Hardee’s business while maintaining Hardee’s already strong breakfast business.

          Pursuant to this program, Hardee’s remodeled 85% of its company-owned restaurants and recently rolled out its new menu, which we refer to as the “Revolution.” As part of the Revolution, we eliminated a significant number of menu items with the goal of simplifying the Hardee’s menu and improving restaurant operations. The Hardee’s menu now features a premium Angus beef line of 1/3 lb., ½ lb. and 2/3 lb. burgers called “Thickburgers.” We believe Thickburgers will help increase Hardee’s sales because burgers still represent the largest QSR segment, and the 18-to 35-year old male demographic segment which we target shows a strong preference for burgers. We believe the taste and quality of our Thickburgers are unparalleled in the QSR industry. Hardee’s focus on burgers marks a return to its roots of offering superior tasting charbroiled burgers, which we believe will increase the average customer check and average unit volumes.

          We began introducing Thickburgers at Hardee’s at the end of last year, and substantially completed the Revolution roll-out in the first quarter of this fiscal year. All of our company-owned Hardee’s restaurants and the vast majority of the franchisee-owned Hardee’s restaurants have now been converted to the Revolution menu. We anticipate that the few remaining Hardee’s restaurants will be converted by early 2004.

          La Salsa. Our La Salsa restaurants, modeled after the “taquerias” of Mexico, primarily cater to the lunch and dinner segment, and feature freshly prepared items such as tacos, burritos, taquitos, and quesadillas. La Salsa restaurants emphasize generous portions and quality ingredients including Grade “A” skinless chicken, USDA lean steak, Mahi Mahi, shrimp, real cheddar and Monterey Jack cheese, long-grain rice and both black and pinto beans.

All ingredients are fresh, as there are no can openers or microwave ovens in the restaurants. Food is prepared to order, so that each item served will be fresh and hot. The restaurants offer a self-service salsa bar featuring a variety of condiments and freshly made salsas. The La Salsa brand provides us with a growth vehicle in the attractive “Fresh Mex” QSR sector.

Business Strategy

          We remain very focused on pursuing vigorously a comprehensive business strategy. The main components of our strategy are as follows:

•	remain focused on restaurant fundamentals — quality, service and cleanliness;

•	offer premium products that compete on quality and taste — not price;

•	build on the strength of the Carl’s Jr. brand, including dual branding opportunities with Green Burrito;

•	complete the implementation and execution of the Hardee’s Revolution;

•	continue to control costs while increasing revenues;

•	leverage our infrastructure and marketing presence to build out existing core markets; and

•	strengthen our franchise system and pursue further franchising opportunities.

Franchise Strategy

          Our franchise and licensing strategy is premised on our franchisees’ active involvement in and management of restaurant operations. Candidates are reviewed for appropriate operational experience and financial stability, including specific net worth and liquidity requirements. Generally, area development agreements require franchisees to open a specified number of restaurants in a designated geographic area within a specified period of time. Our franchise strategy is designed to further the development of our individual restaurant chains and reduce the total capital we need to develop our brands.

          Carl’s Jr. Franchise arrangements with Carl’s Jr. franchisees, which operate in Alaska, Arizona, California, Colorado, Hawaii, Idaho, Nevada, New Mexico, Oklahoma, Oregon, Texas, Utah and Washington, generally provide for initial fees and continuing royalty payments and advertising fees to us based upon a percentage of gross sales (generally 4% for royalties and 5% to 7% for advertising). As of November 3, 2003, our Carl’s Jr. franchisees and licensees operated 563 Carl’s Jr. restaurants, or approximately 56% of the Carl’s Jr. system. The majority of our Carl’s Jr. franchisees own more than one restaurant, with seventeen franchisees owning ten or more restaurants. We presently anticipate that our Carl’s Jr. franchisees and licensees will open approximately 31 new Carl’s Jr. restaurants during fiscal 2004.

          Hardee’s. Franchise agreements with Hardee’s franchisees, who operate restaurants predominantly in the Southeastern and Midwestern United States, generally provide for initial fees and continuing royalty payments to us, and advertising fees to a national fund and/or a regional cooperative fund, based upon a percentage of gross sales (generally 4% for royalties and 3% to 5% for advertising). As of November 3, 2003, our Hardee’s franchisees and licensees operated 1,413 Hardee’s restaurants, or approximately 66% of the Hardee’s system. Since our acquisition of Hardee’s in 1997, we have worked hard to develop and enhance a productive relationship with our Hardee’s franchisees. We have been supportive of Hardee’s franchise association and we believe we have improved communications with the franchisees. Our Hardee’s franchisees are joining us in our Star Hardee’s remodel program and, as of November 3, 2003, operated 756 franchised Star Hardee’s restaurants.

          La Salsa. Franchise agreements with La Salsa franchisees, who operate restaurants predominantly in California, generally provide for initial fees and continuing royalty payments and advertising fees to us based upon a percentage of gross sales (generally 5% for royalties and 1% to 3% for advertising). As of November 3, 2003, our La Salsa franchisees and licensees operated 40 La Salsa restaurants, or approximately 40% of the La Salsa system.

The Offering

Issuer	CKE Restaurants, Inc., a Delaware corporation.

Securities Offered	$105,000,000 aggregate principal amount of 4% Convertible Subordinated Notes due 2023. Each note will be issued at a price of $1,000 per note and will have a principal amount of $1,000. Assuming conversion at the initial conversion rate, the notes are convertible into approximately 11,811,025 shares of our common stock, or approximately 20.5% of the 57,613,086 shares of our common shares outstanding on December 1, 2003.

Offering Price	100% of the principal amount of the notes, plus accrued interest, if any, from September 29, 2003.

Maturity	October 1, 2023, unless earlier redeemed, repurchased or converted.

Interest	The notes will bear interest at the rate of 4% per year on the principal amount from September 29, 2003, or from the most recent date to which interest has been paid or provided for, until October 1, 2023. During such period, interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2004. The interest rate will be calculated using a 360-day year composed of twelve 30-day months.

Conversion Rights	Holders may convert all or a portion of their notes prior to the stated maturity, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. The initial conversion rate is 112.4859 shares of common stock per $1,000 principal amount of notes, subject to adjustments as described herein. The conversion price per share as of any day will equal the principal amount of a note on that day, divided by the number of shares issuable upon conversion of such note on that day, subject to any adjustments to the conversion rate through that day. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, a holder will not receive any payment for accrued interest. Instead, accrued interest will be deemed paid in full by the shares of common stock received by the holder on conversion.

When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect.

Holders may convert all or a portion of the notes into shares of our common stock under any of the following circumstances:

(1) at any time starting with the first day of any calendar quarter commencing after December 31, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 110% of the conversion price per share of common stock on such last day of the prior calendar quarter (if the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity);

(2) at any time during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 principal amount of the notes was less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 principal amount of the notes;

(3) notes in integral multiples of $1,000 principal amount called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date;

(4) during any period in which the notes are rated below CCC by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors, or below Caa1 by Moody’s Investors Services and its successors, or the notes are no longer rated by either one of these ratings services, or the ratings for the notes have been withdrawn or been suspended by either one of these ratings services;

(5) if we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the current market price of the common stock at the time of the announcement of the distribution;

(6) if we make a distribution to all holders of our common stock with a per share value of more than 10% of the closing sale price of our common stock on the trading day immediately preceding the declaration of such distribution;

(7) upon the occurrence of a fundamental change; or

(8) if we are party to certain consolidations, mergers or binding share exchanges.

The ability to surrender notes for conversion will expire at the close of business on September 30, 2023. See “Description of Notes — Conversion Rights.”

Redemption at Our Option	On or after October 1, 2008, at any time or from time to time, the notes may be redeemed at our option, in whole or in part, on not less than 30 days’ prior written notice to the holders by first class mail, in cash at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any. See “Description of Notes — Redemption of Notes at Our Option.”

Repurchase at Option of Holders	Holders may require us to repurchase the notes for cash on October 1 of 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of the notes repurchased, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of Holders.”

Fundamental Change	Upon a change of control or a termination of trading (each as defined herein), which we refer to as a “fundamental change,” holders of the notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any portion of their notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of Holders Upon a Fundamental Change.”

Subordination	The notes will be our general unsecured obligations and will be subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of November 3, 2003, we had approximately $200.0 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a consolidated balance sheet in accordance with accounting principles generally accepted in the U.S., that would effectively have been senior to the notes were approximately $245.1 million. As of November 3, 2003, we had approximately $50.7 million of other liabilities that would have been of the same ranking as the notes. The indenture under which the notes will be issued contains no limitation on the incurrence of indebtedness or other liabilities by us or our subsidiaries. See “Description of Notes — Subordination” and “Risk Factors — Risks Related to the Notes and the Offering — The notes are subordinated to our senior debt and all the obligations of our subsidiaries.”

Use of Proceeds	We will not receive any proceeds from the sale by selling securityholders of the notes or shares of common stock.

Trading	The notes will not be listed on any securities exchange or traded on any automated quotation system. The notes initially issued in the private placement are eligible for trading in the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. Our common stock is quoted on the New York Stock Exchange under the symbol “CKR.”

RISK FACTORS

          An investment in the notes involves a number of risks. You should consider carefully the following information about these risks, in addition to all the other information included or incorporated by reference in this prospectus, before deciding to invest in the notes.

Risks Related to Us

We may be unable to remain competitive or grow because we are a highly leveraged company, and a significant portion of our indebtedness will mature within a short period of time.

          We have a significant amount of indebtedness. As of November 3, 2003, we had a total of $398.4 million of debt and capital lease obligations, including the notes offered hereby. This indebtedness requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which could prevent us from implementing growth plans or proceeding with operational improvement initiatives. For instance, the principal measure of success in the QSR segment is same-store sales. Remodeling older restaurants is an effective way to stimulate sales. If we are required to divert cash flow to repayment of debt from the remodeling of older restaurants or the opening of new restaurants, we may be at a disadvantage compared to our competitors and our vulnerability to general adverse economic and industry conditions may be increased.

          We have outstanding approximately $22.3 million of 4 1/4% Convertible Subordinated Notes Due 2004. We redeemed $100.0 million of these notes on November 3, 2003, using the net proceeds from the private placement of the notes offered hereby, and will repay and retire the remainder of these notes at their maturity on March 15, 2004, using the term loan portion of our restructured senior credit facility. As of November 3, 2003, we had no cash borrowings outstanding under the senior credit facility and approximately $62.5 million in outstanding letter of credit obligations. Following the retirement of our 4 1/4% Convertible Subordinated Notes Due 2004, we will still face a series of maturity dates on our outstanding indebtedness that occur in close proximity to each other, beginning with the maturity date of the revolving credit facility portion of our senior credit facility on November 15, 2006, the maturity date of the term loan portion of our senior credit facility on April 1, 2008, the requirement to repurchase the notes offered hereby at the option of the holders of the notes in October 2008 and the maturity of $200.0 million of our 9 1/8% Senior Subordinated Notes Due 2009. Our highly leveraged status may prevent us from accessing credit or equity markets to satisfy our repayment obligations as they mature on favorable terms, or at all.

Restrictive covenants in our credit facility and outstanding senior indebtedness could adversely affect our business.

          Our credit facility and our other outstanding senior indebtedness contain restrictive covenants and, in the case of our credit facility, requirements that we comply with certain financial ratios. These covenants limit our ability to take various actions, including the incurrence of additional debt, the guaranteeing of indebtedness and engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of business opportunities. Failure to maintain financial ratios in our credit facility or to comply with the covenants in our credit facility or our other indebtedness could also result in acceleration of our indebtedness, which would impair our liquidity and limit our ability to operate.

Failure to revitalize Hardee’s would have a significant negative effect on our success.

          We have been challenged in our efforts to reestablish the connection between Hardee’s and consumers. Our efforts have included new marketing strategies, remodeling restaurants, refranchising restaurants, product variety, use of discounting and a focus on the fundamentals of quality, service and cleanliness. However, we believe Hardee’s remains an under-performing brand.

Our success depends on our franchisees’ participation in our strategy.

          Our franchisees are an integral part of our business. We may be unable to successfully implement our brand strategies if our franchisees do not participate in that implementation. The failure of our franchisees to focus on the fundamentals of restaurant operations such as quality, service and cleanliness would have a negative impact on our success.

Our financial results are affected by the financial results of our franchisees.

          We receive royalties from our franchisees. Our financial results are somewhat contingent upon the operational and financial success of our franchisees, including implementation of our strategic plans, as well as their ability to secure adequate financing. If sales trends or economic conditions worsen for our franchisees, their financial health may worsen, our collection rates may decline and we may be required to assume the responsibility for additional lease payments on franchised restaurants. Additionally, refusal on the part of franchisees to renew their franchise agreements may result in decreased royalties. Entering into restructured franchise agreements may result in reduced franchise royalty rates in the future.

Our success depends on our ability to judge the impact of competitive products and pricing.

          Successful operation of our restaurants requires the ability to identify the effects of product and pricing trends. If we are unable to evaluate the impact of product or pricing trends effectively, we may fail to implement strategies allowing us to capitalize on those trends, which may result in decreased sales or increased costs.

Our success depends on our ability to compete with our competitors.

          The foodservice industry is intensely competitive with respect to the quality and value of food products offered, concept, service, price, dining experience and location. We compete with major restaurant chains, some of which dominate the QSR segment. Our competitors also include a variety of mid-price, full-service casual-dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food restaurants, as well as supermarkets and convenience stores. Many of our competitors have substantially greater brand recognition, as well as greater financial, marketing, operating and other resources than we have, which may give them competitive advantages. Our competitors could also make changes to pricing or other marketing strategies which may impact us detrimentally. As our competitors expand operations, we expect competition to intensify. Such increased competition could have a material adverse effect on our financial condition and results of operations.

We may be unable to recover increased operating costs through price increases.

          The QSR segment historically has attracted consumers that are either lower income and/or pressed for time. An economic downturn that decreases our customers’ disposable incomes would have a negative impact on our sales and profitability. In addition, unfavorable macroeconomic trends or developments concerning factors such as information, increased food, labor and employee benefit costs and availability of experienced employees may also adversely affect our financial condition and results of operations. We may be unable to increase prices to match increased costs without further harming our sales. If we are unable to raise prices in order to recover increased costs for food, fuel, utilities, wages, clothing and equipment, our profitability will be negatively affected.

We face commodity price and availability risks.

          We purchase energy and agricultural products that are subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control. Increases in commodity prices could result in lower restaurant-level operating margins for our restaurant concepts. Occasionally, the availability of commodities can be limited due to circumstances beyond our control. If we are unable to obtain such commodities, we may be unable to offer related products, which would have a negative impact on our profitability.

We depend on suppliers to deliver quality products to us timely.

          Our profitability is dependent on, among other things, our continuing ability to offer fresh, high quality food at moderate prices. While we continue to operate our own distribution business for most of our Carl’s Jr. system, we rely upon independent distributors for our Hardee’s restaurants and our La Salsa restaurants. Our Hardee’s restaurants depend on the distribution services of MBM Corporation, an independent supplier and distributor of food and other products. MBM is responsible for delivering food, paper and other products from our vendors to our Hardee’s restaurants on a regular basis. MBM also provides distribution services to a large number of our Hardee’s franchisees. We purchase most of the food, packaging and supplies used in our La Salsa restaurants from McCabe’s Quality Foods. We have distribution agreements with both McCabe’s Quality Foods, which services restaurants in California, Nevada and Arizona, and Sysco, which distributes to our franchise restaurants outside these states. The agreements with McCabe’s and Sysco expire in fiscal 2004 and 2006, respectively. In addition, our dependence on frequent deliveries of food and paper products subjects our restaurants to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. Any disruption in these distribution services could have a material adverse effect on our business.

Adverse publicity regarding beef could negatively impact our business.

          Given the events regarding afflictions affecting livestock in various parts of the world such as mad cow disease, it is possible that the production and supply of beef could be negatively impacted. A reduction in the supply of beef could have a material effect on the price at which it could be obtained. In addition, concerns regarding hormones, steroids and antibiotics may cause consumers to reduce or avoid consumption of beef. Failure to procure beef at reasonable terms and prices, or any reduction in consumption of beef by consumers, could have a material adverse impact on our financial condition and results of operations.

Consumer preferences and perceptions may have significant effects on our business.

          Foodservice businesses are often affected by changes in consumer tastes and perceptions. Traffic patterns, demographics and the type, number and locations of competing restaurants may affect the performance of individual restaurants adversely. Multi-unit foodservice businesses such as ours can also be affected materially and adversely by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one or a limited number of restaurants. We can be similarly affected by consumer concerns with respect to the nutritional value of quick-service food.

Our operations are seasonal and heavily influenced by weather conditions.

          Weather, which is unpredictable, can impact our sales. Harsh weather conditions that keep customers from dining out result in lost opportunities for our restaurants. A heavy snowstorm can leave an entire metropolitan area snowbound, resulting in a reduction in sales. Our first and fourth quarters, notably the fourth quarter, include winter months when there is historically a lower level of sales. Because a significant portion of our restaurant operating costs is fixed or semi-fixed in nature, the loss of sales during these periods adversely impacts our operating margins, resulting in restaurant operating losses. These adverse, weather-driven events principally arise at our Hardee’s, and to a lesser extent, La Salsa restaurants. For these reasons, a quarter-to-quarter comparison is not a good indication of our performance or how we may perform in the future.

Our business may suffer due to our inability to hire and retain qualified personnel and due to higher labor costs.

          Given that our restaurant level workforce requires large numbers of both entry level and skilled employees, low levels of unemployment could compromise our ability to provide quality service in our restaurants. From time to time, we have had difficulty hiring and maintaining qualified restaurant management personnel. Increases in the minimum wage have impacted our labor costs. Due to the labor-intensive nature of our business, a continuing shortage of labor or increases in wage levels could have a negative effect on our results of operations.

Our sales and profits may be materially and adversely affected by our inability to integrate acquisitions successfully.

          Our future results of operations and cash flow may depend in part upon our ability to integrate acquisitions and mergers such as our acquisition of SBRG. If we are unable to achieve the strategic operating objectives we anticipate from such acquisitions we may experience increased costs or decreased sales which would have a negative impact on our results from operations. Strategic operating initiatives that we may be unable to achieve include economies of scale in operations, cost reduction, sales increases and marketing initiatives. The recoverability of approximately $44.7 million of goodwill that arose from the acquisition of SBRG is dependent upon our ability to operate SBRG profitably and to develop new La Salsa restaurant sites.

Our business may be impacted by increased insurance costs.

          In the past we have been negatively affected by increases in both workers’ compensation insurance and general liability insurance due to our claims experience and rising healthcare costs. Although we seek to manage our claims to prevent increases, such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, we may be unable to pass them along to the consumer through product price increases, resulting in decreased operating results. For example, on October 5, 2003, the governor of California signed a bill which will require California businesses with 50 or more employees either to pay at least 80% of the premiums for a basic individual health insurance package for each of its employees and their families, or to pay a fee into a state pool for the purchase of health insurance for uninsured, low-income workers. We currently do not offer health insurance benefits to our hourly employees. We are evaluating the impact this legislation may have on our health insurance costs if it becomes effective.

Our financial results may be impacted by our ability to select appropriate restaurant locations, construct new restaurants or complete remodels.

          In recent years, we have not opened a significant number of new restaurants as all available cash was used to repay bank indebtedness. Our strategic plan, and a component of our business turnaround, includes the construction of new restaurants and the remodeling of existing restaurants, including the installation of charbroilers. We and our franchisees face competition from other restaurant operators, retail chains, companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of our expansion plans. If we experience delays in the construction process we may be unable to complete such construction activities at the planned cost, which would adversely affect our future results from operations. Additionally, we cannot assure you that such remodels and conversions will increase the revenues generated by these restaurants or be sustainable. Likewise, we cannot be sure that the sites we select for new restaurants will result in restaurants whose sales results meet our expectations.

The nature of our business exposes us to potential litigation.

          We have thousands of interactions and transactions each day with vendors, franchisees, customers, employees and others. In the ordinary course of business, disputes may arise for a number of reasons. We cannot be certain that we will prevail in every action brought against us.

Governmental regulations may change and require us to incur substantial expenditures to comply.

          We are subject to governmental regulation at the federal, state and local level in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, environmental issues and minimum wage. Governmental entities may change regulations that may require us to incur substantial cost increases in order to comply with such laws and regulations. While we endeavor to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all laws and regulations at all times or that we will be able to comply with any future laws or regulations. If we fail to comply with applicable laws and regulations, we may be subject to sanctions or civil remedies, including fines and injunctions. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

Compliance with environmental laws may adversely affect our financial condition.

          We are subject to various federal, state and local environmental laws. These laws govern discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws may also impose liability for damages from and the costs of cleaning up sites of spills, disposals or other releases of hazardous materials. We may be responsible for environmental conditions or contamination relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurant or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of any cleanup could be significant and have a material adverse effect on our financial results.

Provisions of our Certificate of Incorporation and Bylaws could limit the ability of our stockholders to effect a change in control.

          Our Certificate of Incorporation and Bylaws include several provisions and features intended to render more difficult certain unsolicited or hostile attempts to acquire our business. In addition, our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences and restrictions of such preferred stock. These provisions may discourage a third party from attempting to acquire control of us and could limit the price that investors might be willing to pay in the future for shares of our common stock.

We face risks related to interest rates.

          Our principal exposure to financial market risks is the impact that interest rate changes could have on our senior credit facility, the magnitude of which depends on the amount of borrowings we have outstanding. As of November 3, 2003, we had no cash borrowings outstanding and approximately $62.5 million in outstanding letter of credit obligations. Borrowings under the term loan portion of our senior credit facility currently bear interest at LIBOR plus an applicable margin, or 4.86% per annum, and borrowings under the revolving credit facility portion of our senior credit facility currently bear interest at the prime rate plus an applicable margin, or 6.25% per annum.

Our financial results may be impacted by changes in accounting policies and practices.

          In the first quarter of fiscal 2003, we recognized a charge of $175.8 million as a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets . Future changes to accounting principles generally accepted in the U.S. may impact our financial results if we are required to change our method of accounting for transactions.

Risks Related to the Notes and the Offering

The market price of the notes will be affected significantly by the price of our common stock, which can be volatile, and other factors.

          We expect the market price of the notes to be affected significantly by the market price of our common stock. This may result in greater volatility in the market price of the notes than has been experienced with respect to nonconvertible debt securities that we have issued in the past. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in the holder of a note receiving less than the value of the shares of our common stock into which the note otherwise is convertible. These features could adversely affect the value and trading prices of the notes.

          The market price of our common stock has been subject to wide fluctuations and is likely to continue to be subject to wide fluctuations in response to factors such as:

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	prevailing interest rates;

•	our operating results;

•	announcements by us or our competitors;

•	regulatory changes;

•	economic changes;

•	general market conditions; and

•	other events and factors, many of which will be outside our control.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

          The market price of the notes will be based on a number of factors, including:

•	our ratings with major credit rating agencies;

•	prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

          The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

          In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate industries as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our credit ratings could have an adverse effect on the price of the notes.

Future sales of our common stock could adversely affect our common stock price.

          If all of the notes offered hereby are converted into shares of common stock at the initial conversion rate of 112.4859 shares per $1,000 principal amount of notes, approximately 11,811,025 shares of common stock would be issuable, which constitutes approximately 20.5% of the 57,613,086 shares of our common stock outstanding on December 1, 2003.

          As of December 12, 2003, an aggregate of 9,234,208 shares of our common stock were issuable upon exercise of outstanding stock options under our stock option plans and an aggregate of 982,000 shares of our common stock were issuable upon the exercise of outstanding warrants. An additional 1,304,619 shares of our common stock were reserved for the issuance of additional options and shares under our stock option plans.

          Future sales of our common stock and instruments convertible or exchangeable into our common stock and transactions involving equity derivatives relating to our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock. This could, in turn, have an adverse effect on the trading price of the notes. This may also make it more difficult for us to sell equity securities in the future at a time and a price that we deem appropriate.

The notes are subordinated to our senior debt and all the obligations of our subsidiaries.

          The notes will be unsecured and subordinated in right of payment to all of our existing and future senior debt. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes also will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of November 3, 2003, we had approximately $200.0 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a consolidated balance sheet in accordance with accounting principles generally accepted in the U.S., that would effectively have been senior to the notes were approximately $245.1 million. As of November 3, 2003, we had approximately $50.7 million of other liabilities that would have been of the same ranking as the notes. We anticipate that from time to time we will incur additional debt and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional debt and other liabilities. See “Description of Notes — Subordination.”

          The notes are our obligations exclusively. However, since we conduct a significant portion of our operations through our subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of those subsidiaries and be subject to various business considerations.

We are not required by the indenture to comply with financial covenants.

          The indenture does not contain any financial covenants. Consequently we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase notes on a repurchase date or if a fundamental change occurs is limited.

          Holders of the notes will have the right to require us to repurchase all or a portion of their notes on October 1 of 2008, 2013 and 2018, or upon the occurrence of a fundamental change (as defined later in this prospectus under the heading “Description of the Notes — Repurchase at Option of Holders Upon a Fundamental Change”). There can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes on such repurchase dates or upon the occurrence of such events. In addition, the terms of our existing credit and other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a fundamental change, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a repurchase date or a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the notes and, as a result, a further event of default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of the notes.

There has been no trading market for the notes.

          Prior to the private placement there has been no trading market for the notes. Although the broker-dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. The notes initially issued in the private placement are eligible for trading on the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER FACTORS

          This prospectus contains forward-looking statements. Statements in this document that are not historical facts, including statements relating to future plans and developments, financial goals and operating performance that are based on our management’s current beliefs and assumptions constitute forward-looking statements and are subject to change based on a number of factors, including those outlined in this section. Any other statements contained herein (including without limitation statements to the effect that we “estimate,” “expect,” “anticipate,” “plan,” “believe,” “project,” “continue,” “may,” “will,” “could,” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

          Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, whether or not restaurants will be closed and the number of restaurant closures, consumers’ concerns or adverse publicity regarding our products, the effectiveness of our operating initiatives and advertising and promotional efforts (particularly at the Hardee’s brand), changes in economic conditions, changes in the price or availability of commodities, the availability and cost of energy, workers’ compensation, employee health insurance costs and general liability premiums and claims experience, changes in our suppliers’ ability to provide quality and timely products, delays in opening new restaurants or completing remodels, severe weather conditions, the operational and financial success of our franchisees, our franchisees’ willingness to participate in our strategy, the availability of financing for us and our franchisees, unfavorable outcomes in litigation, changes in accounting policies and practices, new legislation or government regulation (including environmental laws) and the availability of suitable locations and terms for the sites designed for development.

          Investors should evaluate any statements made by us in light of these important factors and the factors contained in the “Risk Factors” section.

USE OF PROCEEDS

          We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	For the Fiscal Year Ended January 31,							Forty Weeks Ended

								November 4,		November 3,
	1999		2000	2001	2002	2003		2002		2003

Ratio of earnings to fixed charges	2.8	x	—	—	—	1.3	x	1.5	x	1.1	x

          For purposes of calculating the ratio of earnings to fixed charges: (1) earnings represent income (loss) before income taxes, discontinued operations, cumulative effect of accounting change for goodwill, extraordinary items and fixed charges, and (2) fixed charges consist of interest on all indebtedness, interest related to capital lease obligations, amortization of debt issuance costs and a portion of rental expense that is representative of the interest factor (deemed by us to be one-third). Earnings were sufficient to cover fixed charges for the years ended January 31,1999 and January 31, 2003, and the forty week periods ended November 4, 2002 and November 3, 2003, and insufficient to cover fixed charges for the years ended January 31, 2000, January 31, 2001 and January 31, 2002 by $47.5 million, $205.3 million and $84.5 million, respectively.

          Our fiscal year is 52 or 53 weeks, ending the last Monday in January. For clarity of presentation, all years are presented as if the fiscal year ended January 31. Fiscal 2000 includes 53 weeks. Fiscal 1999, 2001, 2002 and 2003 include 52 weeks. Fiscal 1999, 2000, 2001 and 2002 include $229.5 million, $209.5 million, $219.0 million and $43.1 million, respectively, of revenue generated from other restaurant concepts we acquired prior to fiscal 1998, and have since sold. Fiscal 2000, 2001, 2002 and 2003 include repositioning charges of $29.4 million, $146.4 million, $76.9 million and $3.2 million, respectively. The forty week periods ended November 4, 2002 and November 3, 2003 include repositioning charges of $5.8 million and $3.2 million, respectively, and the forty week period ended November 4, 2002 and fiscal 2003 include the operating results of Santa Barbara Restaurant Group, Inc. from the date of acquisition, March 1, 2002.

PRICE RANGE OF COMMON STOCK

          Our common stock is listed and traded under the symbol “CKR” on the New York Stock Exchange. The table below sets forth the reported high and low closing sale prices for shares of our common stock, as reported on the New York Stock Exchange during the indicated quarters.

	New York Stock Exchange
	Sale Price

	High	Low

Fiscal Year 2002
First Quarter Ended May 21, 2001	$3.80	$2.05
Second Quarter Ended August 13, 2001	$5.40	$2.28
Third Quarter Ended November 5, 2001	$7.80	$5.06
Fourth Quarter Ended January 28, 2002	$10.30	$7.00
Fiscal Year 2003
First Quarter Ended May 20, 2002	$12.85	$8.10
Second Quarter Ended August 12, 2002	$11.55	$4.80
Third Quarter Ended November 4, 2002	$7.89	$3.01
Fourth Quarter Ended January 27, 2003	$5.15	$3.41
Fiscal Year 2004
First Quarter Ended May 19, 2003	$5.84	$3.11
Second Quarter Ended August 11, 2003	$6.90	$5.02
Third Quarter Ended November 3, 2003	$7.85	$5.90
Fourth Quarter Ended January 26, 2004	$7.69	$5.74
Fiscal Year 2005

First Quarter Ending May 17, 2004 (through March 23, 2004)	$9.33	$7.25

          On March 23, 2004, the last reported sale price of our common stock as reported on the New York Stock Exchange was $8.78 per share. As of December 10, 2003, there were 2,002 record holders of our common stock.

DIVIDEND POLICY

          We paid dividends of $0.07 per share (adjusted to give retroactive effect to 10% stock dividends in February 1998 and January 1999) during fiscal 1999, $0.08 per share during fiscal 2000 and $0.04 per share during fiscal 2001. Our senior credit facility, as amended, prohibits us from paying cash dividends to our stockholders and, accordingly, we did not declare any cash dividends for fiscal 2002 or fiscal 2003. We do not expect to pay cash dividends on our common stock in the foreseeable future, and intend to use our future earnings, if any, to pay down debt and to finance the growth and development of our business.

DESCRIPTION OF NOTES

          We issued the notes pursuant to an indenture dated September 29, 2003, between us and J.P. Morgan Trust Company, National Association, as trustee, and concurrently entered into a registration rights agreement with the initial purchasers of the notes. On December 16, 2003, Wells Fargo Bank Minnesota, National Association, succeeded J.P. Morgan as the trustee for the notes. Copies of the indenture and the registration rights agreement are included as exhibits to the registration statement of which this prospectus is a part and may be obtained from us. The following is a summary of certain provisions of the indenture and of the registration rights agreement, and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. Certain definitions of terms used in the following summary are set forth under “ — Certain Definitions” below. As used in this section, the terms “we, “us” and “our” refer to CKE Restaurants, Inc., but not to any of our subsidiaries, unless the context requires otherwise. When we refer to “common stock, “we mean CKE Restaurants, Inc.’s common stock, par value $0.01.

General

          The notes will mature on October 1, 2023, unless earlier redeemed, repurchased or converted, and will be limited to an aggregate principal amount of $105,000,000. The notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

Ranking

          The notes will be our general unsecured subordinated obligations, as described under “ — Subordination.” The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of November 3, 2003, we had approximately $200.0 million of outstanding indebtedness that would have constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a consolidated balance sheet in accordance with accounting principles generally accepted in the U.S., that would effectively have been senior to the notes were approximately $245.1 million. As of November 3, 2003, we had approximately $50.7 million of other liabilities that would have been of the same ranking as the notes.

Interest

          The notes bear interest at an annual rate equal to 4% on the principal amount of the notes from September 29, 2003, or from the most recent date to which interest has been paid or provided for, until October 1,

2023. During such period, interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2004. The interest rate is calculated using a 360-day year composed of twelve 30-day months. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

          Maturity, conversion, repurchase by us at the option of a holder, or redemption of a note at our option, will cause interest to cease to accrue on such note. We may not reissue a note that has matured or been converted, repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

          If we do not comply with certain deadlines set forth in the registration rights agreement with respect to the registration of the notes for resale under a shelf registration statement, holders of the notes will be entitled to registration default damages as described under “ — Registration Rights” below.

          Principal of, premium, if any, interest and registration default damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by wire transfer or by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

          The notes have been designated as eligible for trading in the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market.

Conversion Rights

     General

          Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. A note for which a holder has delivered a repurchase notice, or a notice requiring us to redeem such note upon a fundamental change, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          The initial conversion rate is 112.4859 shares of common stock per $1,000 principal amount of notes, subject to adjustment upon the occurrence of the events described below. This conversion rate equates to an initial conversion price of approximately $8.89 per share of common stock. A holder of a note otherwise entitled to a fractional share will receive cash in lieu of a fractional share equal to the applicable portion of the closing sale price (as defined below) of our common stock on the trading day immediately preceding the conversion date. The ability to surrender notes for conversion will expire at the close of business on September 30, 2023. The trustee will be the initial conversion agent.

          To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

          On conversion of a note, except as described below, a holder will not receive any accrued and unpaid interest. Delivery to the holder of the full number of shares of common stock into which the principal amount of the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount of the note; and

•	to satisfy, except as described below, our obligation to pay accrued and unpaid interest through the conversion date.

          As a result, except as described below, accrued and unpaid interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued and unpaid interest, if any, will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default described under “ — Events of Default” below.

          Holders of notes at the close of business on a regular record date will receive payments of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period, or (3) any overdue interest exists at the time of conversion with respect to such notes, to the extent of such overdue interest. The holders of the notes will continue to be entitled to receive registration default damages in accordance with the registration rights agreement.

          If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

          For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations — U.S. Holders.”

     Conditions for Conversion

          Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time starting with the first day of any calendar quarter commencing after December 31, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 110% of the conversion price per share of common stock on such last day of the prior calendar quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time thereafter at the option of the holder, through maturity.

          Conversion Based on Trading Price of Notes. Holders may also surrender notes for conversion prior to maturity during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 principal amount of the notes was less than 98% of the product of (i) the average of the closing sale prices of our common stock over the same ten trading day period, and (ii) the number of shares then issuable upon conversion of $1,000 principal amount of the notes.

          In connection with any conversion upon satisfaction of the above note trading price condition, the trustee has no obligation to determine the trading price of the notes unless we have requested such determination, and we have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the average of the trading price per $1,000 principal amount of notes for the ten trading day period would be less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares of common stock then issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the average of the trading prices per $1,000 principal amount of the notes for a ten trading day period is greater than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 principal amount of the notes.

          Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to repurchase such note upon a fundamental change, as described below, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          Conversion Upon Credit Rating Event. A holder may also surrender notes for conversion during any period in which the notes are rated below CCC by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors, or below Caa1 by Moody’s Investors Services and its successors, or the notes are no longer rated by either one of these ratings services, or if the ratings for the notes have been withdrawn or been suspended by either one of these ratings services.

          Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock will be converted into cash, securities or other property, or the right to receive cash, securities or other property, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of CKE Restaurants, Inc. or another person which the holder would have received if the holder had converted the holder’s notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a fundamental change, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “ — Repurchase at Option of Holders Upon a Fundamental Change.”

          In addition, if:

•	we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the current market price of the common stock at the time of the announcement of the distribution,

•	if we make a distribution to our stockholders of cash, securities or other property with a per share value of more than 10% of the closing sale price of our common stock on the trading day immediately preceding the declaration of such distribution, or

•	a fundamental change occurs other than pursuant to a transaction described in the preceding paragraph,

the notes may be surrendered for conversion. We must notify the holders of notes at least 20 days prior to the ex-dividend date for the distribution described in the first two bullets above or within 20 days after the occurrence of the fundamental change described in the third bullet above, as the case may be. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, in the case of a distribution, or within 30 days of the fundamental change notice, in the case of a fundamental change. In the case of a distribution described in the first two bullets above, no adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

     Conversion Rate Adjustments

          The conversion rate is subject to adjustment (under formulae set forth in the indenture) upon the following events:

(1)	the issuance of common stock as a dividend or distribution on common stock;

(2)	certain subdivisions and combinations of the common stock;

(3)	the issuance to all or substantially all holders of common stock of certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at a price per share less than the current market price of the common stock at the time of the announcement of the distribution;

(4)	the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or assets, including rights, warrants, options, cash and other securities, but excluding rights, warrants and common stock dividends or distributions specified above; provided, that if we distribute capital stock of, or similar equity interests in, a subsidiary of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange, Inc. or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)	a payment by us or one of our subsidiaries in respect of a repurchase of (including a tender offer or exchange offer for) our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding such repurchase (or the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer) ;

(6)	payment in respect of a tender offer or exchange offer by a person other than us or any of our subsidiaries in which, as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 35% of the aggregate voting power represented by our issued and outstanding voting stock, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price of our common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (6) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger involving us or a sale of all or substantially all of our assets; and

(7)	the issuance of common stock or securities convertible into, or exchangeable for, common stock at a price per share (or having a conversion or exchange price per share) that is less than the then current market price of the common stock (but excluding, among other thing, issuances:

(a)	pursuant to any bona fide plan for the benefit of our or any of our subsidiaries’ employees, directors or consultants in effect on the date of the indenture or thereafter;

(b)	to acquire all or any portion of a business in an arm’s-length transaction between us and an unaffiliated third party including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition;

(c)	in a bona fide public offering pursuant to a firm commitment underwriting (or similar type of offering made pursuant to Rule 144A and/or Regulation S under the Securities Act) or sales at the market pursuant to a continuous offering stock program;

(d)	pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date of the indenture, or which may be issued in the future at fair value and with an exercise price or conversion price at least equal to the current market price of the common stock at the time of issuance of such warrant, right, option or convertible security; and

(e)	pursuant to a dividend reinvestment plan or other plan hereafter adopted for the reinvestment of dividends or interest provided that such common stock is issued at a price at least equal to 95% of the current market price of the common stock at the time of such issuance).

          If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution.

          If we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock other shares of our capital stock, evidences of indebtedness or assets under the rights plan, subject to readjustment in the event of the expiration, termination or redemption of such rights.

          However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases. No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

          In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or clause (4) of the first paragraph under this section “ — Conversion Rate Adjustments,’ which, in the case of clause (4), has a per share value equal to more than 10% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the earlier of the close of business on the business day immediately prior to the date of distribution or until we announce that such distribution will not take place.

          The indenture permits us to increase the conversion rate from time to time.

          Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

          See “Material United States Federal Income Tax Considerations — U.S. Holders.”

          The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

Redemption of Notes at Our Option

          No sinking fund is provided for the notes. Prior to October 1, 2008, we cannot redeem the notes at our option. Beginning on October 1, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part at 100% of the principal amount of the notes, plus any accrued and unpaid interest and any registration default damages for failure to comply with the registration provisions of the registration rights agreement described below to the redemption date. We will give not fewer than 30 days’ notice of redemption by first class mail to holders of notes.

          If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Repurchase at Option of Holders

          Holders have the right to require us to repurchase the notes on October 1 of 2008, 2013, and 2018. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

          The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest and registration default damages, if any.

          Holders’ right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day prior to the repurchase date. The paying agent initially will be the trustee.

          The repurchase notice must state:

(1)	if certificated notes have been issued, the certificate numbers of such notes (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures) ;

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

          Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on business day prior to the repurchase date. The withdrawal notice must state:

(1)	the principal amount of the withdrawn notes;

(2)	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with appropriate DTC procedures) ; and

(3)	the principal amount, if any, which remains subject to the repurchase notice.

          We must give notice of an upcoming repurchase date to all note holders not fewer than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will describe, among other things, the procedures that holders must follow to require us to repurchase their notes.

          Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

          This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

          Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors — Risks Related to the Notes and the Offering — Our ability to repurchase notes on a repurchase date or if a fundamental change occurs is limited.”

Repurchase at Option of Holders Upon a Fundamental Change

          Upon the occurrence of a fundamental change, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder’s notes pursuant to the offer described below (which we refer to as the “fundamental change offer”) at an offer price in cash equal to 100% of the principal amount plus accrued and unpaid interest and registration default damages, if any (which we refer to as the “fundamental change payment”). Within 20 days following any fundamental change, we will mail a notice to each holder describing the transactions that constitute the fundamental change and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice.

          We will comply with the requirements of Rule 14-e-1 under the Exchange Act, and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a fundamental change. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

          On the date specified for termination of the fundamental change offer, we will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the fundamental change offer;

•	deposit with the paying agent an amount equal to the fundamental change payment in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the trustee the notes so accepted, together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

          On the date specified for payment of the fundamental change payment (which we refer to as the “fundamental change payment date”), the paying agent will promptly send to each holder of notes so accepted the fundamental change payment for such notes, and the trustee will promptly authenticate and send (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

          The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

          The right to require us to repurchase notes as a result of a fundamental change could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the fundamental change payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our Board of Directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.

          Except as described above with respect to a fundamental change, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a fundamental change under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at such time or substantially reduce or eliminate our assets.

          The terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a fundamental change, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time.

          A “fundamental change” will be deemed to have occurred upon a change of control (as defined below) or a termination of trading (as defined below).

          A “change of control” will be deemed to have occurred when:

•	any “person” or “group"(as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner"(as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;

•	we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

•	we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries) ; or

•	any time our continuing directors do not constitute a majority of our Board of Directors (or, if applicable, a successor corporation to us).

          However, a change of control will not be deemed to have occurred if:

•	the closing sale price per share of common stock for any five trading days within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the first bullet above) or the period of ten consecutive trading days ending immediately before the change of control (in the case of a change of control under the second and third bullet above) shall equal or exceed 110% of the conversion price of the notes in effect on the date of the change of control or the public announcement of change of control, as applicable; or

•	at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on The Nasdaq National Market.

          The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

          “Continuing directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the indenture, or (2) was nominated for election or elected to our Board of Directors with the approval of a majority of the continuing directors who were members of our Board of Directors at the time of such nomination or election.

          A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the New York Stock Exchange nor approved for trading on The Nasdaq National Market.

Subordination

          The payment of principal of, premium, if any, interest and registration default damages, if any on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full when due, in cash or other payment satisfactory to our senior debt holders, of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes.

          In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

          We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior debt occurs and is continuing beyond any applicable period of grace; or

•	any other default of designated senior debt occurs and is continuing that permits holders of the designated senior debt to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the indenture.

          We may resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

          No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

•	365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

          No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice. By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

          Substantially all of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

          Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

          Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

               Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

Registration Rights

          Pursuant to a registration rights agreement we entered into with the initial purchasers of the notes, we have filed with the SEC a registration statement, of which this prospectus is a part, covering resales by holders of the notes and common stock issuable upon conversion of the notes.

          Our obligation to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act expires upon the earliest of:

(1)	September 29, 2005;

(2)	the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Securities and Exchange Commission under the Securities Act;

(3)	the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); and

(4)	the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

          If the shelf registration statement shall cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 30 days in any three-month period or 60 days in the aggregate in any 12-month period between September 29, 2003, and September 29, 2005 (which we refer to as a “registration default”), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

          The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

•	0.25 percent (or 25 basis points) per annum per $1,000 original principal amount of notes or $2.50 per annum per 112.4859 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing, and

•	0.50 percent or 50 basis points per annum per $1,000 original principal amount of notes or $5.00 per annum per 112.4859 shares of our common stock (subject to adjustment as set forth above) constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing.

          We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date (as defined in the registration rights agreement). Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

          “Transfer restricted securities” means each note and any share of our common stock issued or issuable on conversion thereof until the date on which such note or share, as the case may be:

•	has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the Securities and Exchange Commission pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act,

•	has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force), or

•	may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the Securities and Exchange Commission).

          A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement

•	will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

          We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for an aggregate of 60 days in any twelve-month period (both of which we refer to as a “suspension period”) under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. We will pay all expenses of the shelf registration statement. However, each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

Events of Default

          Each of the following constitutes an event of default with respect to the notes:

(1)	default in the payment of any interest on or registration default damages with respect to the notes, when such payment becomes due and payable, and continuance of such default for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2)	default in the payment of principal of or any premium on any note when it becomes due and payable, whether or not such payment is prohibited by the subordination provisions of the indenture;

(3)	default in our obligation to purchase notes upon the occurrence of a fundamental change or exercise by a holder of its option to require us to purchase such holder’s notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

(4)	default in our obligation to provide notice of a fundamental change;

(5)	default in our obligation to redeem notes after we have exercised our redemption option, whether or not such payment is prohibited by the subordination provisions of the indenture;

(6)	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

(7)	default in the performance, or breach, of any covenant or warranty in the indenture and continuance of such default or breach for a period of 30 days after written notice thereof to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

(8)	default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries (or the payment of which is guaranteed by us or any of our subsidiaries), which default:

•	is caused by a failure to pay when due any principal of or interest on such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period; or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled;

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(9)	failure by us or any of our subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5.0 million, which judgments are not stayed, bonded or discharged within 60 days after their entry; and

(10)	certain events of bankruptcy, insolvency and reorganization involving us or any of our subsidiaries.

          If an event of default (other than an event of default specified in item 10 above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and registration default damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and registration default damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in item 10 above occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest and registration default damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

          Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

          If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, interest or registration default damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and registration default damages, if any, on the notes that have become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

          The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, interest and registration default damages, if any, on the notes (other than the non-payment of principal of, interest and registration default damages, if any, on the notes that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

          We are required to deliver to the trustee annually a statement regarding compliance with certain of our obligations under the indenture and are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Consolidation, Merger, Sale or Conveyance

          The indenture provides that we may not consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person, unless:

•	we are the surviving person or, if we are not the surviving person, the successor is a corporation organized and existing under the laws of the United States of America or any state thereof, and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all of our outstanding debt securities and the performance of every covenant in the applicable indenture to be performed or observed by us;

•	immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, under any of our outstanding debt securities will have happened and be continuing; and

•	in case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for us as obligor on the notes, with the same effect as if it had been named in the indenture as the obligor.

Amendment, Supplement and Waiver

          Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for the notes).

          Without the consent of each holder affected, an amendment or waiver may not:

(1)	reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note;

(3)	reduce the rate of or change the time for payment of interest on any notes;

(4)	waive a default or event of default in the payment of principal of or interest or registration default damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration) ;

(5)	make any note payable in money other than that stated in the indenture and the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest or registration default damages, if any, on the notes;

(7)	except as permitted by the indenture, decrease the conversion rate or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders;

(8)	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision;

(9)	reduce the redemption price, purchase price or fundamental change purchase price of the notes;

(10)	modify the subordination provisions of the indenture in a manner adverse to the holders of the notes; or

(11)	make any change that adversely affects the right to convert the notes.

          Notwithstanding the foregoing, without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes to:

(1)	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “ — Consolidation, Merger, Sale or Conveyance; “

(4)	provide for exchange rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

(5)	increase the conversion rate;

(6)	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

(7)	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

(8)	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Discharge

          We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Form, Exchange, Registration and Transfer

          The notes are issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which is currently the corporate trust office of the trustee, Wells Fargo Bank Minnesota, National Association, in the City of New York.

          The notes are exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. The security registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

          We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

          In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes:

•	during a period of 15 days before any selection of notes for redemption;

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion if any notes being redeemed in part; or

•	in respect of which a purchase notice has been given and not withdrawn, except the portion of the note not purchased of any note being purchased in part.

Book-Entry; Delivery and Form; Global Note

          The notes are represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

          Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in customers’ securities accounts in the depositaries’ names on the books of DTC.

          Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

          DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers of the notes offered hereby), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

          Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

          So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

          Payments of the principal of, premium, if any, and interest and registration default damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

          We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

          Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

          Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

          Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

          Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

          We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, the global note may be exchanged for notes in definitive form, which it will distribute to its participants.

          Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

          If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, or under certain other circumstances described in the indenture, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers.

Governing Law

          The indenture provides that the notes are governed by, and are construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Reports

          So long as any notes are outstanding, if we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to the trustee and the holders of notes substantially the same quarterly and annual financial information required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

Concerning the Trustee

          Wells Fargo Bank Minnesota, National Association, is the trustee, security registrar, paying agent and conversion agent. Wells Fargo Bank Minnesota, National Association, is also the successor trustee under the indentures for our 4 1/4% Convertible Subordinated Notes Due 2004 and our 9 1/8% Senior Subordinated Notes Due 2009.

          The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. The trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

          The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

          “Closing sale price” of our common stock on any trading day means the last reported per share sale price (or if the last sale price is not reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on the New York Stock Exchange, or if our common stock is not then listed on the New York Stock Exchange, as reported by the principal U.S. exchange or quotation system on which our common stock is then listed or quoted or otherwise as provided in the indenture.

          “Current market price” means the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation, except with respect to clauses (v) and (vi) under “ — Conversion Rights — Conversion Rate Adjustments, “in which case the current market price means the average of the closing sale prices for the ten consecutive trading days commencing on the trading day next succeeding the day of such repurchase (or the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer). For purposes of this paragraph, the term “ex date, “when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

          “Designated senior debt” means (i) our credit facility and (ii) any particular senior debt which has at the time of the giving of the payment blockage notice an aggregate outstanding principal amount in excess of $25.0 million, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt. )

          “Indebtedness” means, with respect to any person, all obligations, whether or not contingent, of such person:

(1)	(a)	for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets that is:

(i)	given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another; or

(ii)	existing on property at the time of acquisition thereof) ;

(b)	evidenced by a note, debenture, bond or other written instrument;

(c)	under a lease required to be capitalized on the balance sheet of the lessee under accounting principles generally accepted in the U.S. or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(d)	in respect of letters of credit, bank guarantees or bankers’ acceptances (including reimbursement obligations with respect to any of the foregoing) ;

(e)	with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person’s legal liability;

(f)	in respect of the balance of deferred and unpaid purchase price of any property or assets;

(g)	under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

(2)	with respect to any obligation of others of the type described in the preceding clause (i) or under clause (3) below assumed by or guaranteed in any manner by such person through an agreement to purchase (including, without limitation, “take or pay” and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements) ; and

(3)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

          “Senior debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in respect of any our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of this indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing) ; provided, however, that senior debt does not include:

(1)	indebtedness evidenced by the notes;

(2)	our outstanding 4 ¼% Convertible Subordinated Notes Due 2004;

(3)	any liability for federal, state, local or other taxes owed or owing by us, ;

(4)	our indebtedness to any of our subsidiaries except to the extent such indebtedness is of a type described in clause (ii) of the definition of indebtedness;

(5)	our trade payables for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute trade payables, any obligations of the type described in clause (ii) of the definition of indebtedness) ; and

(6)	any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.

          “Trading day” is any day on which the New York Stock Exchange is open for trading or, if the applicable security is then quoted on the Nasdaq National Market, any day on which trades may be made on the Nasdaq National Market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

          The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee per $1,000 principal amount of the notes for $5.0 million principal amount of the notes at approximately 3:30 p.m. New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

DESCRIPTION OF CAPITAL STOCK

General

          Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 1, there were 57,613,086 shares of our common stock outstanding, and no shares of our preferred stock outstanding.

Common Stock

          The holders of our common stock are entitled to receive dividends, when declared by our Board of Directors out of funds legally available therefor, which may be paid in cash, stock or other property. Our senior credit facility, as amended, prohibits us from paying cash dividends, and therefore we have adopted a policy of not paying cash dividends to our stockholders. We have not paid cash dividends since May 2000. We do not anticipate that we will commence paying cash dividends following the offering of the notes. In the event of our dissolution, holders of our common stock will share ratably in all assets remaining after payment of liabilities and after providing for any liquidation preference for any outstanding shares of preferred stock. Each holder of our common stock is entitled to one vote for each share held of record on all matters presented for a vote at a stockholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional authorized shares of our common stock may be issued without stockholder approval.

Preferred Stock

          The authorized but unissued shares of our preferred stock are available for issuance from time to time at the discretion of our Board of Directors without stockholder approval. Our Board of Directors has the authority to determine, for each series of preferred stock it establishes, the number, designation, preferences, limitations, and relative rights of the shares of such series, subject to applicable law and the provisions of any then-outstanding series of preferred stock. The terms of any series of our preferred stock, including the dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on our other stockholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on the payment of dividends on our common stock if dividends on the preferred stock are in arrears, dilution of the voting power of our other stockholders to the extent a series of preferred stock has voting rights, and reduction of amounts available for liquidation as a result of any liquidation preference granted to any series of preferred stock.

Anti-Takeover Provisions

          Certain provisions of our Certificate of Incorporation may make it less likely that our management would be changed, or someone would acquire voting control over us, without the consent of our Board of Directors. These provisions may delay, deter or prevent tender offers or takeover attempts that our stockholders may believe are in their best interests, including tender offers or takeover attempts that might allow our stockholders to receive a premium over the market price of our common stock.

          Transactions With Interested Stockholders. Our Certificate of Incorporation prohibits certain business combinations between us and interested stockholders, which include direct and indirect owners of 5% or more of our voting stock and their affiliates, unless those transactions are approved by holders of at least 66 2/3% of the outstanding voting stock not owned by any interested stockholders, voting together as a single class. Business combinations requiring the 66 2/3% stockholder approval include:

(1)	any merger or consolidation with an interested stockholder or a corporation affiliated with an interested stockholder;

(2)	any sale, lease, pledge, exchange, mortgage or other transfer or disposition of our assets valued at 10% or more of the fair market value of our consolidated assets to an interested stockholder or person or entity affiliated with an interested stockholder, other than in the ordinary course of business;

(3)	our issuance, pledge or transfer of any of our securities, or the securities of one or more of our subsidiaries, to an interested stockholder in exchange for consideration with a value of 10% or more of the fair market value of our consolidated assets, unless such person is acting as an underwriter for such securities;

(4)	any sale, lease, pledge, exchange, mortgage or other transfer or disposition of the assets of any interested stockholder or any person or entity affiliated with an interested stockholder with a value of 10% or more of the fair market value of our consolidated assets to us or one or more of our subsidiaries, other than in the ordinary course of business;

(5)	any transaction which results in our issuance or transfer of any of our stock to an interested stockholder, except (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our stock, (2) pursuant to a merger under Section 251(g) of the Delaware General Corporation Law, (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our stock, (4) pursuant to an exchange offer by us to purchase stock made on the same terms to all holders of such stock, or (5) any issuance or transfer of stock by us provided there is not an increase to an interested stockholder’s proportionate share of such stock;

(6)	any transaction involving us which has the effect of increasing the proportionate share of our stock of any class or series, or securities convertible into the stock of any class or series, which is owned by an interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused by an interested stockholder; and

(7)	any receipt by an interested stockholder of the benefit, directly or indirectly of any loans, advances, guarantees, pledges or other financial benefits, other than as specified above, provided by or through us.

          However, if 66 2/3% of the directors approve the business combination, the 66 2/3% stockholder approval requirement does not apply.

          Preferred Stock May Be Issued Without Stockholder Approval. Our Certificate of Incorporation permits our Board of Directors, at any time and without stockholder approval, to issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of CKE through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our then-existing management could stop a takeover by preventing the person trying to take control of CKE from acquiring the voting shares necessary to take control.

          Classified Board of Directors. Members of our Board of Directors are divided into three classes and serve staggered three-year terms. This means that only approximately one-third of the directors are elected at each annual meeting of stockholders, and that it would take two years to replace a majority of the directors by means of such elections. Under our Certificate of Incorporation, directors can be removed from office during their terms only if holders of at least 50% of the outstanding voting stock, voting together as one class, approve the removal. Holders of at least 66 2/3% of our outstanding voting stock, voting together as a single class, must approve any proposal to amend, repeal or adopt any provisions inconsistent with this provision.

          Restrictions on Stockholder Actions by Written Consent. Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent. Special meetings of stockholders may be called only by our Board of Directors. Holders of at least 66 2/3% of our outstanding voting stock, voting together as one class, must approve any proposal to amend, repeal or adopt any provision inconsistent with these provisions.

          Advance Notice of Requirements for Director Nominations and Stockholder Proposals. Our stockholders can nominate candidates for the Board of Directors. However, stockholders must follow the advance notice procedures described in our Bylaws. In general, a stockholder must submit a written notice of the nomination to our Corporate Secretary at least 90 days before a scheduled annual meeting of stockholders, or by the seventh day following the first public announcement of the date of such meeting. The notice must set forth specific information about the nominee for the Board of Directors and stockholder making the nomination.

          Stockholders can make proposals relating to our other business to be considered at an annual meeting only pursuant to the advance notice procedures described in our Bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal at least 90 days before the date set for the annual meeting, or by the seventh day following the first public announcement of the date of such meeting.

          Directors’ Ability To Amend Bylaws. Under our Bylaws, our Board of Directors can adopt, amend or repeal bylaws subject to limitations imposed by Delaware law. However, pursuant to our Certificate of Incorporation, our Board of Directors may not amend or repeal by-law provisions relating to (1) the calling of special meetings of stockholders, (2) actions by stockholders without a meeting, (3) the election of directors, (4) business combinations and (5) appraisal rights, without the vote of a majority of the directors and at least 66 2/3% of our outstanding voting stock. Our stockholders also have the power to change or repeal provisions of our Bylaws, other than those enumerated above requiring a special vote, by majority vote at an annual or special meeting of stockholders.

          Additional Authorized Shares of Capital Stock. Our Board of Directors may issue additional shares of authorized common stock available for issuance, in addition to their ability to issue preferred stock as discussed above, at such times, under such circumstances and with such terms and conditions as the Board of Directors may determine to impede a change in control of CKE.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following is a general discussion of the material U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding notes or common stock.

          This discussion does not purport to deal with all aspects of U.S. federal taxation that relate to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. Additionally, this discussion does not purport to address all U.S. federal tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, including without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, “straddle, “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

          This discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

          ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. Holders

          As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation formed under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

          If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

     Interest

          Stated interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. If the amount or timing of any additional payments on a debt instrument is contingent, the debt instrument could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the debt instrument and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a debt instrument before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Description of Notes. “We intend to take the position for U.S. federal income tax purposes that as of the date of issuance of the notes, the possibility that such potential additional payments will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Therefore, the possibility of such payments should not effect the amount or timing of income a U.S. Holder will recognize. Our determination that such possibility is a remote or incidental contingency is binding on a holder unless the holder explicitly discloses to the IRS that it is taking a different position on its tax return for the year during which such holder acquires the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the notes and our deduction with respect to the potential additional payments.

          If we fail to timely register the notes for sale to the public, you should consult your tax advisor concerning the appropriate tax treatment of the noted additional payments on the notes. The discussion below assumes that our determination of these contingencies are remote or incidental is correct.

     Conversion of Notes Into Common Stock

          A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock or to the extent of the fair market value of common stock received that is attributable to accrued and unpaid interest, which will be treated as interest income. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion, other than shares of common stock attributable to accrued but unpaid interest, will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash), and the holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion. However, the tax basis in any shares of common stock attributable to accrued and unpaid interest upon conversion will be equal to the then current fair market value of such common stock, and the holding period for such shares shall begin on the day after conversion.

          The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution includable in such holders’ income in the manner described under “ — The Common Stock” below (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable in the manner described under “ — The Common Stock” below (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution. Constructive distributions taxable as dividends may not be eligible for the reduced rate of taxation described in “ — The Common Stock” below.

     Sale, Exchange or Retirement of the Notes

          Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than 12 months at the time of the sale or exchange. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Capital gain that is not long-term capital gain is taxed at ordinary income rates. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder. The deductibility of capital losses is subject to certain limitations.

     The Common Stock

          Distributions, if any, paid on the common stock generally will be included in a holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, under recently enacted legislation, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of such holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations.

          Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than 12 months. The deductibility of capital losses is subject to certain limitations.

     Information Reporting and Backup Withholding

          A U.S. Holder of notes or common stock may be subject to “backup withholding” with respect to certain “reportable payments, “including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or (iv) if the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

          We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

          The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership. As noted above under “U.S. Holders Ó Interest, “we intend to take the position for U.S. federal income tax purposes that the likelihood that we will pay pre-determined additional amounts is remote or incidental, and the discussion below assumes our determination in this regard is correct.

          For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     Interest

          Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest. “Generally interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a Note must provide a properly executed Form W-8BEN (or appropriate substitute form) prior to payment of interest.

          The gross amount of payments of interest to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30% , unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a Note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

     Dividends

          In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

     Conversion

          In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above under “U.S. Holders — Conversion of Notes Into Common Stock.”

     Sales, Exchange or Redemption of Notes or Common Stock

          Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with a holder’s U.S. trade or business, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note or common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We have not made a determination as to our status as a United States real property holding corporation (a “USRPHC”). We can provide no assurance that we have not previously been a USRPHC, and neither can we provide assurance that we are not currently, nor will we be in the future, a USRPHC. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market values of its worldwide real property interests and its other assets used or held for use in a trade or business. If it is determined that we are or have been a USRPHC at any time during a specified period, a Non-U.S. Holder would be subject to U.S. federal income tax with respect to gain realized on the disposition of the notes (other than a conversion of the notes) or shares of our common stock. Nonetheless, if we are deemed to be a USRPHC, under current law and regulations, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain realized on the disposition of the notes or common stock so long as our common stock continues to be regularly traded on an established securities market, and at no time such Non-U.S. Holder (i) owns notes with a value greater than 5% of our common stock as of the latest date such notes were acquired, or (ii) actually or constructively owns (or owned at any time during the five-year period ending on the date of disposition) more than 5% of our common stock.

          Any Non-U.S. Holder that may approach or exceed the 5% ownership thresholds discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States federal income tax consequences that may result. A Non-U.S. Holder who sells or otherwise disposes of common stock may be required to inform its transferee whether such common stock constitutes a United States real property interest.

     Information Reporting and Backup Withholding

          Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

          Generally, information reporting and backup withholding of United States federal income tax may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

          The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. -related person will generally not be subject to backup withholding. However, such payments will be subject to information reporting, but not backup withholding, if such broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

          Such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

          Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

          THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

          The notes were originally issued by us and resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. The selling securityholders identified below may offer and sell the notes and the underlying common stock pursuant to this prospectus.

          Only selling securityholders identified below who beneficially own the notes set forth opposite each such selling securityholder’s name in the following table on the effective date of the registration statement of which this prospectus is a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified below, the registration statement of which this prospectus is a part will be amended by a post-effective amendment to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of underlying common stock to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any selling securityholder selling notes or shares of underlying common stock in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not already been disclosed herein.

          The following table sets forth information as of March 23, 2004, about the original principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus. Unless otherwise disclosed in the footnotes to the table, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates within the past three years.

	Aggregate Principal
	Amount of Notes That		Number of Shares of	Percentage of
	Are Beneficially	Percentage of	Common Stock	Common
	Owned and May Be	Notes	That May Be	Stock
Name and Address	Sold	Outstanding	Sold Hereby (1)	Outstanding (2)

AIG DKR SoundShore Opportunity Holding Fund Ltd.	$1,200,000	1.14%	134,983	*
Amaranth L.L.C.	4,050,000	3.86%	455,567	*

Barclays Global Investors Diversified Alpha Plus Funds	789,000	0.75%	88,751	*

BNP Paribas Equity Strategies, SNC(3)	3,900,000	3.71%	438,695	*
BP Amoco PLC Master Trust	399,000	0.38%	44,881	*
Canyon Capital Arbitrage Master Fund, Ltd.	5,250,000	5.0%	590,550	1.01%
Canyon Value Realization Fund (Cayman), Ltd.	7,176,000	6.83%	807,198	1.38%
Canyon Value Realization Fund, L.P.	2,624,000	2.5%	295,163	*
Canyon Value Realization MAC 18, Ltd. (RMF)	1,050,000	1.0%	118,110	*
Citigroup Global Markets Inc.(4)	6,250,000	5.95%	703,036	1.21%
CNH CA Master Account, L.P.	750,000	0.71%	84,364	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	4,230,000	4.03%	475,815	*
DB Equity Opportunities Master Portfolio LTD	160,000	0.15%	17,997	*
Deephaven Domestic Convertible Trading Ltd.	492,000	0.47%	55,343	*
DKR SoundShore Strategic Holding Fund Ltd.	2,000,000	1.9%	224,971	*

Forest Fulcrum Fund LP	1,488,000	1.48%	167,379	*
Forest Global Convertible Fund, Ltd., Class A-5	5,947,000	5.66%	668,953	1.15%
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	1,980,000	1.89%	222,722	*

HFR CA Global Opportunity Master Trust	250,000	0.24%	28,121	*

HFR RVA Select Performance Master Trust	332,000	0.32%	37,343	*

Hotel Union and Hotel Industry of Hawaii Pension Plan	143,000	0.14%	16,085	*
Institutional Benchmarks Master Fund Ltd.	853,000	0.81%	95,950	*
Jefferies & Company Inc.	3,000	0.0%	337	*
JMG Capital Partners, LP	200,000	0.19%	22,497	*
KBC Financial Products USA Inc.	200,000	0.19%	22,497	*
LDG Limited	65,000	0.0%	7,311	*
Lexington Vantage Fund c/o TQA Investors, L.L.C.	17,000	0.0%	1,912	*

LLT Limited	571,000	0.54%	64,229	*

	Aggregate Principal
	Amount of Notes That		Number of Shares of	Percentage of
	Are Beneficially	Percentage of	Common Stock	Common
	Owned and May Be	Notes	That May Be	Stock
Name and Address	Sold	Outstanding	Sold Hereby (1)	Outstanding (2)

Lyxor/Convertible Arbitrage Fund Limited	300,000	0.29%	33,745	*
Lyxor/Forest Fund Ltd.	1,679,000	1.6%	188,863	*
Lyxor Zola Fund Ltd.	100,000	0.1%	11,248	*
McMahan Securities Co., L.P.	800,000	0.76%	89,988	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	200,000	0.19%	22,497	*
Privilege Portfolio SICAV	1,750,000	1.67%	196,850	*

Putnam Convertible Income-Growth Trust	4,600,000	4.38%	517,435	*

Pyramid Equity Strategies Fund	40,000	0.0%	4,499	*
RCG Latitude Master Fund, LTD	3,000,000	2.86%	337,457	*
RCG Multi-Strategy Master Fund, LTD	1,500,000	1.43%	168,728	*

Relay 11 Holdings Co.	321,000	0.31%	36,107	*

San Diego County Employees Retirement Association	1,000,000	0.95%	112,485	*
Singlehedge U.S. Convertible Arbitrage Fund	1,010,000	0.96%	113,610	*
Sphinx Convertible Arb Fund SPC	197,000	0.19%	22,159	*
Sphinx Convertible Arbitrage Fund SPC	8,000	0.0%	899	*

Sphinx Convertible Arbitrage SPC	367,000	0.35%	41,282	*

Sphinx Fund c/o TQA Investors, L.L.C.	31,000	0.0%	3,487	*
SSI Blended Market Neutral L.P.	282,000	0.27%	31,721	*
SSI Hedged Convertible Market Neutral L.P.	310,000	0.3%	34,870	*
Sterling Invest Co.	500,000	0.48%	56,242	*
Sturgeon Limited	560,000	0.53%	62,992	*
Tempo Master Fund LP	2,000,000	1.9%	224,971	*
TQA Master Fund, Ltd.	2,750,000	2.62%	309,336	*
TQA Master Plus Fund, Ltd.	3,712,000	3.54%	417,547	*
Van Kampen Harbor Fund (5)	700,000	0.67%	73,740	*
Viacom Inc. Pension Plan Master Trust	13,000	0.0%	1,462	*

Xavex Convertible Arbitrage 4 Fund	198,000	0.19%	22,272	*

Xavex Concertible Arbitrage 5 Fund	500,000	0.48%	56,242	*
Xavex – Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	571,000	0.54%	64,229	*
Zola Partners, L.P.	100,000	0.1%	11,248	*
Zurich Institutional Benchmarks Master Fund Ltd. 53 Forest Avenue Old Greenwich, CT 06870	510,000	0.49%	57,367	*
Zazone Convertible Arbitrage Fund L.P.	3,150,000	3.0%	354,330	*
Zazone Hedged Convertible Fund L.P.	2,900,000	2.76%	326,209	*
Zazone Income Fund L.P.	1,750,000	1.67%	196,850	*
Zurich Institutional Benchmarks Master Fund LTD	1,500,000	1.43%	168,728	*

Zurich Institutional Benchmarks Master Fund Ltd.	648,000	0.62%	72,890	*

Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	854,000	0.81%	96,062	*

Aggregate Principal
	Amount of Notes That		Number of Shares of	Percentage of
	Are Beneficially	Percentage of	Common Stock	Common
	Owned and May Be	Notes	That May Be	Stock
Name and Address	Sold	Outstanding	Sold Hereby (1)	Outstanding (2)

Any other holder of notes or future transferee, pledgee, donee or successor of any holder (6)(7)	$12,220,000	11.64%	1,374,577	2.33%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $112.4859 per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes–Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using the 57,613,086 shares of common stock outstanding as of December 1, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	BNP Paribas Equity Strategies, SNC is an affiliate of BNP Paribas which, through its Chicago, Illinois, branch, is both the agent for the lenders under our senior credit facility and a lender thereunder.

(4)	Citigroup Global Markets Inc. was one of the initial purchasers of the notes. In addition, we have engaged Citigroup Global Markets to provide us with investment banking consulting services from time to time.

(5)	Van Kampen Harbor Fund is an affiliate of Morgan Stanley & Co. Incorporated, one of the initial purchasers of the notes.

(6)	Information about other selling securityholders, if any, will be set forth in amendments to the registration statement of which this prospectus is a part.

(7)	Assumes that any other holders of notes, or any future transferees, pledgees, assignees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

          We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.

          The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in amendments to the registration statement of which this prospectus is a part, if and when necessary.

          Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

          We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

          The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

          If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

          The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

          These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

          These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

          In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

          The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

          To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

          Our common stock is quoted on the New York Stock Exchange under the symbol “CKR.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, we cannot assure you as to the development of liquidity or any trading market for the notes.

          We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

          The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

          Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

          We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $63,495.

LEGAL MATTERS

          The validity of the securities offered by this prospectus have been passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

          The consolidated financial statements of CKE Restaurants, Inc., as of January 31, 2003 and 2002 and for each of the years in the three-year period ended January 31, 2003, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports and other information with the SEC. You may obtain, free of charge, copies of these reports filed with, or furnished to, the SEC as soon as reasonably practicable after we have filed, or furnished, such reports by accessing our website at http://www.ckr.com, clicking on “Investors, “then selecting, “Financials” and then selecting the “SEC Filings” link. Information contained on our website will not be deemed to be a part of this prospectus. Alternately, you may review the reports and other information we have filed with the SEC without charge at SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.

          We have chosen to “incorporate by reference” in this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(1)	our Annual Report on Form 10-K for the fiscal year ended January 27, 2003;

(2)	our Quarterly Report on Form 10-Q for the quarter ended May 19, 2003;

(3)	our Quarterly Report on Form 10-Q/A for the quarter ended August 11, 2003;

(4)	our Quarterly Report on Form 10-Q for the quarter ended November 3, 2003;

(5)	our Current Reports on Form 8-K furnished to the SEC on July 1, 2003, September 17, 2003, September 23, 2003, September 24, 2003, September 30, 2003, December 10, 2003, and December 11, 2003; and

(6)	the descriptions of our common stock contained in our registration statement on Form 8-A12B, and any amendment or report filed for the purpose of updating those descriptions.

          We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of the notes, except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein.

          You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us as follows:

CKE Restaurants, Inc.
6307 Carpinteria Avenue, Suite A
Carpinteria, California 93013
Attention: Investor Relations
(805) 745-7500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth those expenses to be incurred by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the applicable Securities and Exchange Commission registration fee.

SEC registration fee	$8,495
Printing expenses	10,000
Legal fees and expenses	30,000
Accounting fees and expenses	10,000
Miscellaneous expenses	5,000

Total	$63,495

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Registrant’s Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant’s By-laws provide that it shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

          The Registrant’s directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrant.

ITEM 16. EXHIBITS

          Please see “Index to Exhibits.”

ITEM 17. UNDERTAKINGS

          a.      The undersigned registrant hereby undertakes:

          (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

               (iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)     That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          b.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          c.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on March 24, 2004.

CKE RESTAURANTS, INC.

By:	/s/ Theodore Abajian

Theodore Abajian
Executive Vice President and Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Andrew F. Puzder Andrew F. Puzder	President, Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2004

/s/ Theodore Abajian Theodore Abajian	Executive Vice President and Chief Financial Officer (Principal Financing and Accounting Officer	March 24, 2004

* William P. Foley, II	Chairman of the Board	March 24, 2004

Signature	Title	Date

* Byron Allumbaugh	Director	March 24, 2004

* Peter Churm	Director	March 24, 2004

* Carl L. Karcher	Director	March 24, 2004

* Carl N. Karcher	Director	March 24, 2004

* Daniel D. (Ron) Lane	Director	March 24, 2004

* Daniel E. Ponder, Jr.	Director	March 24, 2004

* Frank P. Willey	Director	March 24, 2004

* Ronald B. Maggard, Sr.	Director	March 24, 2004

* Douglas K. Ammerman	Director	March 24, 2004

* Executed pursuant to a power of attorney previously filed.

/s/ Theodore Abajian Theodore Abajian, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

4.1	Indenture between the Company and J.P. Morgan Trust Company, National Association, dated as of September 29, 2003 (incorporated by reference to Exhibit 4.6 to the Registrant’s Quarterly Report on Form 10-Q for the period ended November 3, 2003).

4.2	Form of Notes (included in Exhibit 4.1).

4.3	Registration Rights Agreement among the Company and the Initial Purchasers, dated as of September 29, 2003 (incorporated by reference to Exhibit 4.8 to the Registrant’s Quarterly Report on Form 10-Q for the period ended November 3, 2003).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation, as to the validity of the securities being registered.*

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.*

23.1	Consent of KPMG LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).*

24.1	Powers of Attorney.*

25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture.*

* Filed on December 18, 2003